

Mail Stop 3561

September 11, 2008

Mr. McNeil S. Fiske, Jr.
Chief Executive Officer
Eddie Bauer Holdings, Inc.
10401 NE 8th Street, Suite 500
Bellevue, WA 98004

> **Re:** **Eddie Bauer Holdings, Inc.**
> **Form 10-K**
> **Filed March 13, 2008**
> **File No. 001-33070**
> **Schedule 14A**
> **Filed March 21, 2008**

Dear Mr. Fiske:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

Cc: Freya R. Brier
Fax: (425) 755-7671